UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of January 2026.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

SQM ANNOUNCES FULL COMPLETION OF MERGER WITH CODELCO AFTER FAVOURABLE SUPREME COURT RESOLUTION

Santiago, Chile – January 27, 2025 - Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announces that the condition precedent related to the merger by absorption (the “Merger”) of Codelco’s subsidiary, Minera Tarar SpA, into the Company’s subsidiary, SQM Salar SpA (now “Nova Andino Litio SpA”), has been resolved, allowing the previously announced transaction to take full effect.

As disclosed on December 27, 2025, the completion of the partnership between the Company and the National Copper Corporation of Chile (“Codelco”) for the mining, production, commercial, community, and environmental development of the Salar de Atacama—through the Merger of Codelco’s subsidiary, Minera Tarar SpA, into the Company’s subsidiary, SQM Salar SpA (now “Nova Andino Litio SpA”)—was subject, among other matters, to a condition subsequent. This condition required that the Supreme Court accept the appeal filed by Inversiones TLC SpA under Case No. 52,750-2025 (“Tianqi’s Appeal”) against the judgment issued by the Court of Appeals of Santiago on November 11, 2025, in Case No. 508-2024 (the “Condition Subsequent”).

On January 26, 2026, notification was given of the Supreme Court’s ruling confirming the judgment of the Court of Appeals of Santiago, thereby rejecting Tianqi’s Appeal in its entirety.

As a result of the foregoing, the Condition Subsequent to which the Merger was subject has failed, thereby confirming its completion for all legal purposes.

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate and iodine markets.

For further information, contact:

Gerardo Illanes: gerardo.illanes@sqm.com
Isabel Bendeck: isabel.bendeck@sqm.com
Megan Suitor: megan.suitor@sqm.com

Media contacts:

Lithium Division: Ignacia Lopez / ignacia.lopez@sqm.com
Iodine- Plant Nutrition Division: Carolina Guzman / carolina.guzman@sqm.com
International Lithium Divicion: Diana WearingSmith / diana.wearingsmith@sqm.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: January 30, 2025	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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